     Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:
 Compass Bancshares, Inc.
 (Commission File No. 1-31272)

Forward-Looking Statements

               This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), Compass Bancshares, Inc. (“Compass”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA’s and Compass’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, failure of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to BBVA’s and Compass’s most recent reports filed with the SEC. BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

               This filing may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass. In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the

BBVA ordinary shares to be issued in the proposed transaction and that includes a proxy statement of Compass that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contain and will contain important information about BBVA, Compass, the proposed transaction and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Compass. Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’s Investor Relations department. BBVA will also file certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its shareholders’ meeting to be held in connection with the proposed transaction, which will be available on the CNMV’s website at www.cnmv.es.

Participants in the Transaction

     BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F, which was filed with the SEC on March 30, 2007, and information regarding Compass’s directors and executive officers is available in Compass’s proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006. Additional information regarding the interests of such potential participants is also included in the Registration Statement (and will be included in the definitive proxy statement/prospectus for the proposed transaction) and the other relevant documents filed with the SEC.

PROPOSED RESOLUTION UNDER AGENDA ITEM ONE OF THE
EXTRAORDINARY GENERAL MEETING OF BANCO BILBAO VIZCAYA
ARGENTARIA, S.A. TO BE HELD ON 21ST JUNE 2007

INCREASE OF SHARE CAPITAL WITH NON-CASH CONTRIBUTIONS

Increase the BBVA capital by a nominal value of ninety-six million, forty-thousand euros (€96,040,000), by issuing and putting into circulation one-hundred and ninety million (190,000,000) ordinary shares, each with a nominal value of €0.49 each, of the same class and series as the already existing shares, which will be represented in book entries in order to cover the consideration established in the agreement dated February 16, 2007 (the “Agreement”) signed with Compass Bancshares Inc. (“Compass”) to acquire the entire share capital of the company (the “Transaction”). The use of the term “Compass” herein shall mean either the company Compass Bancshares Inc., or its 100%-subsidiary, Circle Merger Corp., which, following its merger into Compass Bancshares Inc. will be the universal successor to that company’s rights and obligations.

1.1.	Issue price

The shares shall be issued at an issue price (nominal value plus issue premium) equal to the closing price of the BBVA share on the trading day for Spanish stock exchange purposes immediately prior to the Closing Date, as such term is defined in the Agreement signed with Compass Bancshares Inc., subject to the minimum and maximum thresholds indicated below. The Closing Date shall be the date on which the Transaction is closed, which is expected to take place within the three business days following the fulfilment or waiver of all the conditions precedent to closing set forth in the Agreement.

In all cases, the minimum price shall be €6.09 per share (higher than the consolidated net book value per share of the BBVA determined on the basis of the consolidated financial statements for the year ending 31st December 2006, such consolidated net book value amounting to €6.08 per share).

The maximum price shall be equal to the equivalent to adding 20% to the value allocated to the non-cash consideration for the Compass shares by the expert appointed by the Company Registry for the effects established under article 38 of the Companies Act, having subtracted the part of the consideration in money.

To such effects, the closing price shall be understood as the price published as such by the Spanish trading system, Sistema de Interconexión Bursátil (SIBE).

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

The issue premium shall be the difference between the issue price determined as above and the nominal value of the shares (€0.49) . The board of directors shall make this known in due time.

1.2.	Target investors - Contributions

The shares generated by this increase shall be fully subscribed and paid up by the Compass shareholders through non-cash consideration in ordinary Compass shares.

1.3.	Exclusion of pre-emptive subscription rights

With a view to corporate interest and in order to allow the new BBVA shares to be subscribed and paid up by the ordinary shareholders of Compass, the preemptive right of subscription pertaining to convertible Banco Bilbao Vizcaya Argentaria, S.A. debentures is totally suppressed.

To such effects, pursuant to section 1.1 above, the issue price shall be higher than the net book value per BBVA share, as accredited through the report issued by an auditor appointed by the Company Registry other than the Bank’s auditor, in compliance with article 159.1 of the Companies Act.

1.4.	Rights of the new shares

The newly issued shares shall be ordinary shares, the same as those currently in circulation. They shall be represented by book entries to be recorded by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR) and its partner companies.

The new shares shall entitle their holders to their part of any corporate earnings paid out after the date on which they are recorded in the Iberclear books and included in total net worth after settlement.

1.5.	Execution of the capital increase

The agreed capital increase shall be executed once all the terms and conditions established in the agreement signed with Compass to complete the transaction have been completed and the merger between Compass and Circle Merger Corp. put into effect, and after BBVA has received all the shares in this latter company following said merger, representing 100% of its share capital.

1.6.	Application of the special tax regime established in chapter VIII of part VII of the consolidated text of the corporate income tax act

Pursuant to article 96 in the consolidated text of the corporate income tax act approved under Royal Legislative Decree 4/2004, it is resolved to opt for application of the special tax regime established under chapter VIII of part VII

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

and in the second additional provision of said consolidated text with regard to the capital increase via a swap with Compass shares.

1.7.	Request for listing of new shares

It is resolved to request admission to trading for the new shares to be issued, subscribed and paid up by virtue of the resolutions above, on the securities markets of Madrid, Barcelona, Bilbao and Valencia, through the linked round-the-clock trading system (Sistema de Interconexión Bursátil, Mercado Continuo). It is also resolved to make necessary arrangements and take actions to present any documents required before the competent bodies of the foreign securities exchanges where BBVA shares are listed at the moment of issue, for the listing of new shares issued as a consequence of the capital increase herein resolved.

To such effects, authority is conferred on the board of directors and the executive committee, with express rights to delegate said authority in turn, once this resolution has been executed, to make the corresponding applications, draw up and present any documents deemed opportune in the terms they consider advisable, and take any measures that may be necessary for such purpose.

Should the securities issued by virtue of this delegation later be de-listed, the request to de-list them shall comply with the provisions of article 27 of the Exchange Regulations and guarantee the interests of shareholders or bond holders who oppose or do not vote for the de-listing resolution, thereby satisfying the requirements of the Companies Act and other similar provisions. All this must meet the stipulations of said Exchange Regulations, the Securities Exchange Act and its accompanying provisions.

1.8.	Amendment of bylaws

As a consequence of this capital increase, article 5 of the corporate bylaws will be amended. It will read as follows:

“Article 5. Stock capital

The Bank’s shareholders funds are ONE BILLION, EIGHT HUNDRED AND THIRTY-SIX MILLION, FIVE HUNDRED AND FOUR THOUSAND, EIGHT HUNDRED AND SIXTY NINE EUROS AND TWENTY NINE EURO CENTS (€1,836,504,869.29), represented by THREE BILLION, SEVEN HUNDRED AND FORTY-SEVEN MILLION, NINE HUNDRED AND SIXTY-NINE THOUSAND, ONE HUNDRED AND TWENTY ONE (3,747,969,121) shares of FORTY-NINE (49) EURO-CENTS nominal value, all of the same class and series, fully subscribed and paid up.”

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

1.9.	Proxy

The board of directors is empowered, and may in turn authorise the executive committee with express powers to delegate the authorisation in turn, within no more than a year, to decide the date on which this increase shall be party or totally put into effect, within the agreed figure. It may also decide not to execute this capital increase should the terms and conditions of the transaction be altered. The board is also empowered, and may in turn authorise the executive committee with express powers to delegate the authorisation in turn, to develop the procedure for contributing and swapping the shares, and to amend the wording of article 5 of the bylaws. It may also determine and establish the terms and conditions for the increase not established by this EGM and, in particular and without limitation, to determine specifically the issue price of the new shares according to the determination procedure set forth above and to adopt all necessary or appropriate resolutions to such effect, even to construe, complement or amend said procedure. Finally, the board of directors is authorised and may in turn authorise the executive committee with express powers to delegate said authorisation, to take any actions they consider necessary in any jurisdiction where BBVA shares are offered or listed or an application has been made for their listing; to draw up offering circulars, requests, communications or notifications required under applicable legislation in each competent jurisdiction; to take any actions needed before any competent national or foreign authorities; to approve and register any public or private documents necessary or advisable for the capital increase resolutions to be fully effective; to make the special tax regime established under chapter VIII of Section VII and the second additional provision of the consolidated text of the corporation-tax act effective, and to judge whether the condition to which this capital increase execution is subject has been fulfilled.

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

PROPOSED RESOLUTION UNDER AGENDA ITEM TWO OF THE
EXTRAORDINARY GENERAL MEETING OF BANCO BILBAO VIZCAYA
ARGENTARIA, S.A. TO BE HELD ON 21ST JUNE 2007

DELEGATION OF POWERS

To confer on the board of directors, with express powers to delegate the authorisation to the Executive committee or the director(s) or proxy(proxies) it deems pertinent, the broadest authority at law necessary for the fullest execution of the resolutions adopted by this EGM. The board or its substitute may make such arrangements as may be necessary to obtain clearance or registrations from the Bank of Spain, the Directorate General of Treasury and Financial Policy, the CNMV (the securities market authority), the register of book entries, the Company Registry and any other Spanish or foreign public or private organisations. To such effects, they may (i) establish, complete, develop, amend, correct omissions and adapt said resolutions in accordance with the verbal or written recommendation of the Company Registry and any other authorities, government officers or competent institutions; (ii) draw up and publish the announcements required by law; (iii) grant any public or private documents it deems necessary or advisable; and (iv) take such steps as necessary or advisable to put the resolutions into effect and, in particular, to have them lodged with the Company Registry or other registries where they can be filed.

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.